UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

Bakers Footwear Group, Inc

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

057465106

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)
[	] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057465106	SCHEDULE 13G	Page 2 of 6

1. NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter A. Edison
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a. ☐ b. ☐
3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 696,176
6. SHARED VOTING POWER 84,045
7. SOLE DISPOSITIVE POWER 696,176
8. SHARED DISPOSITIVE POWER 84,045
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,221
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0%
12. TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 057465106	SCHEDULE 13G	Page 3 of 6

Item 1.

(a)	Name of Issuer:

Bakers Footwear Group, Inc.

(b)	Address of Issuer's Principal Executive Offices:

2815 Scott Avenue

St. Louis, Missouri 63103

Item 2.

(a)	Name of Person Filing:

Peter A. Edison

(b)	Address of Principal Business Office or, if None, Residence:

2815 Scott Avenue

St. Louis, Missouri 63103

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

057465106

CUSIP No. 057465106	SCHEDULE 13G	Page 4 of 6

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);

(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[	]	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);

(g)	[	]	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);

(h)	[	]	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C.1813);

(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C.80a-3);

(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 057465106	SCHEDULE 13G	Page 5 of 6

Item 4.	Ownership.

(a)	Amount beneficially owned:

780,221 shares

This filing relates to 696,186 shares owned by Peter A. Edison, Chairman of the Board and Chief Executive Officer of Baker’s Footwear Group, Inc., including 5,000 shares of common stock subject to currently exercisable stock options. This filing also relates to 7,890 shares owned by Mr. P. Edison’s wife and 76,155 shares owned by the Bernard A. Edison Revocable Trust, of which Mr. P. Edison is a co-trustee. Mr. P. Edison has shared voting and investment power with respect to the shares owned by the Bernard A. Edison Revocable Trust and by Mr. P. Edison’s wife.

(b)	Percent of class:

12.0%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote                             696,176

(ii) Shared power to vote or to direct the vote                        84,045

(iii) Sole power to dispose or to direct the disposition of                    696,176

(iv) Shared power to dispose or to direct the disposition of                84,045

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. P. Edison shares beneficial ownership with respect to 84,045 shares. See item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 057465106	SCHEDULE 13G	Page 6 of 6

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2007

 /s/ Peter A. Edison

Peter A. Edison